DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com

September 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Terence O’Brien
Accounting Branch Chief

RE:	PRGX Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2011
File No. 000-28000

Dear Mr. O’Brien:

On behalf of our client, PRGX Global, Inc. (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s responses to the comments contained in the comment letter, dated August 5, 2011 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Form 10-K filed by the Company on March 16, 2011 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 12, 2011 (File No. 000-28000) (the “Proxy Statement”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 1

1.	In future filings, please provide the following information in accordance with Items 101(b) and 101(d) of Regulation S-K, respectively:

ATLANTA     CHICAGO     HONG KONG     LONDON     NEW YORK     NEWARK     NORFOLK     ORANGE COUNTY     PORTLAND

RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

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September 2, 2011

•

revenues from external customers, a measure of profit or loss, and total assets for each industry segment for each of the last three fiscal years or an appropriate cross-reference to this information if it is included elsewhere in the filing; and

•	the financial information relating to geographic areas or an appropriate cross-reference to this information if it is included elsewhere in the filing.

Response

The information required by Items 101(b) and 101(d) of Regulation S-K is included in footnote 4 to the Company’s financial statements included in the Form 10-K. In response to the Staff’s comment, we will provide a cross-reference in the “Business” section to the appropriate footnote in the financial statements in future filings in accordance with Items 101(b) and 101(d) of Regulation S-K.

2.	On page 7, we note that you invest in certain technology initiatives. In future filings, please disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response

The estimated amount spent on company-sponsored research and developmental activities as determined in accordance with generally accepted accounting principles was not material in each of the last three fiscal years. However, should this amount become material in future filing periods, we will disclose the required information pursuant to Item 101(c)(1)(xi) of Regulation S-K.

Securities and Exchange Commission

September 2, 2011

3.	We note your discussion of proprietary rights on page 7. In future filings, please disclose the importance of your intellectual property rights to each industry segment and disclose the duration and effect of your intellectual property rights. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response

The Company is primarily a service-oriented business and while it holds a number of registered trademarks, most of the Company’s intellectual property is protected as trade secrets, which the Company attempts to safeguard through the use of contractual non-disclosure agreements with its employees and other third parties and common law copyright laws. There is no material difference in the importance of the Company’s intellectual property across its reportable operating segments. In response to the Staff’s comment, in future filings we will enhance our disclosure regarding the importance of our intellectual property rights and the duration and effect of our intellectual property rights, primarily as it relates to the protection of registered trademarks that the Company has obtained.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

4.	Please expand your disclosure to more fully discuss the causes for any material changes from period to period that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, while you provide generalized disclosure relating to the unfavorable economic conditions, competitive rate pressures, servicing fewer clients, and client development of their own audit capabilities as a substitute for your services, it is unclear how and to what degree these events impacted total revenues in 2010 for the Recovery Audit Services-Americas segment. In future filings, please revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible.

Response

The Company has disclosed the factors and reasons contributing to fluctuations in the various financial statement line items where material and quantified such fluctuations where possible. See, e.g., the disclosure on pages 25 and 26 of the Form 10-K. The

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September 2, 2011

contributing events/factors referenced in the Staff’s comment (i.e. unfavorable economic conditions, rate pressures, etc.) are generally not quantifiable as their effect is not measurable but were included to provide investors with an overview of the factors contributing to such fluctuations and their general effect on the Company’s business. In future filings, the Company will undertake to improve its MD&A disclosure and will separately quantify and describe the reasons for material fluctuations between all periods presented wherever reasonably possible.

Exhibits, page 73

5.	We note that you incorporate the Revolving Credit and Term Loan Agreement, Exhibit 10.29, by reference to a previously filed Exchange Act filing. However, it does not appear that you have filed the exhibits to this agreement when you initially filed it. If these exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

Response

In response to the Staff’s comment, we will file the full credit agreement, including all schedules and exhibits, with the Company’s Form 10-Q for the quarter ended September 30, 2011.

Exhibits 31.1 and 31.2 – Section 302 Certifications

6.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(or persons performing the equivalent functions)” in paragraph 5. This comment also applies to Exhibits 31.1 and 31.2 in your Form 10-Q for the fiscal quarter ended March 31, 2011.

Response

In response to the Staff’s comment, we will revise the certifications to be included in the Form 10-Q for the quarter ended September 30, 2011 and in future filings to include the requested language.

Securities and Exchange Commission

September 2, 2011

Definitive Proxy Statement on Schedule 14A

Stock Ownership Guidelines, page 14

7.	In future filings, please disclose whether your directors are in compliance with your stock ownership guidelines.

Response

All of the Company’s directors are currently in compliance with the Company’s stock ownership guidelines. As of the filing of the Proxy Statement in April 2011, the earliest deadline for any of the directors to achieve compliance with the guidelines had not passed (three years from adoption of the guidelines), and therefore, disclosure of the directors’ compliance would have been premature. In response to the Staff’s comment, the Company will state whether the directors are in compliance with these guidelines in the Company’s next proxy statement.

Compensation Discussion and Analysis, page 19

8.

Throughout your disclosure in this section, it appears that you benchmark certain elements and groups of elements of compensation for named executive officers in general and for specific named executive officers. For example, we note your statements on page 19 that your compensation committee has positioned base salaries and total cash compensation near the 50th percentile of your peer group and total direct compensation between the 50th and 75th percentiles of the peer group. Additionally, we note on page 21 that your compensation committee targeted Mr. Bahl’s base salary, annual target performance bonus, and long-term equity compensation at the 75th percentile of the peer group. In all instances where you benchmark an element or group of elements of compensation, please revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like. For additional guidance, please refer to Compliance and Disclosure Interpretations –Regulation S-K, Question 118.05, available in the Corporation Finance section of our website.

Response

The Company and its counsel have reviewed the Compliance and Disclosure Interpretations – Regulation S-K, Question 118.05 (the “Interpretation”) referenced in the Staff’s comment. The Interpretation refers to Item 402(b)(2)(xiv) of Regulation S-K which requires the Company to disclose “whether the registrant engaged in any

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September 2, 2011

benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).” The Company has complied with this interpretation and believes it has adequately described where benchmarking is used in the compensation-setting process and the component companies against which the Company’s compensation is benchmarked.

On page 19 of the Proxy Statement, the Company disclosed that the Compensation Committee “generally position[s]” base salaries and total cash compensation (salary plus target bonus) near the 50th percentile of its peer group and total direct compensation (total cash compensation plus equity grant value) between the 50th and 75th percentiles of its peer group. Although the Compensation Committee does review comparative data as part of the compensation-setting process, these benchmarks are general parameters and are not intended as rigid guidelines for the various components of compensation. Accordingly, some executive officers may be above the benchmark and others may fall below it. The Company has disclosed the fluidity of this process as it explains on page 19 that in recent years, the Compensation Committee has focused less on the “grant value” of equity awards and the resulting positioning of total direct compensation relative to its peers. In any event, the concluding sentence in that same paragraph does state that “[i]n 2010, the total direct compensation for our named executive officers was near or below the 50th percentile of the market compensation data provided by the Compensation Committee’s independent compensation consultant” (emphasis added).

Regarding the statement on page 21 regarding Mr. Bahl, the 75th percentile referenced in that paragraph relates to the benchmark that was used in targeting the initial compensation to be paid to Mr. Bahl in connection with his hiring in January 2009. Although this benchmark was used in establishing Mr. Bahl’s initial compensation package, the Compensation Committee reviews the performance and compensation of Mr. Bahl on an annual basis and generally considers the same factors that it does for the other named executive officers when making annual adjustments to his compensation.

On page 23 under the heading “Elements of the Company’s Executive Compensation Program – Base Salary,” the Company discloses that the Compensation Committee “generally targets” base salaries for its named executive officers at the 50th percentile and goes on to explain that the Company increased the base salaries of certain of its named executive officers following reviews of the market compensation data and each individual’s performance and potential. As explained above, these benchmarks are not rigid guidelines that are used in adjusting executives’ compensation on an annual basis. Although the Company believes it has provided adequate disclosure regarding its use of benchmarking, the Company proposes to add a new sentence in its next proxy statement to state where actual total cash compensation (base salaries plus target bonus) for the fiscal year fell relative to the 50th percentile along the lines of the following:

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September 2, 2011

“For 2010, the target total cash compensation opportunity (base salary plus target bonus) for our named executive officers as a group was positioned slightly above the 50th percentile. Since no performance bonuses were earned based on 2010 performance, the actual total cash compensation paid (base salary plus actual performance bonus paid) to our named executive officers as a group for 2010 was near the market 25th percentile.”

Cash Bonus – 2010 Performance Bonus Plan, page 24

9.	While we note that you did not pay annual performance bonuses under the Bonus Plan since the company did not achieve the minimum adjusted EBITDA goal, we note that 30 percent of the performance bonuses were to be determined based on each named executive officer’s achievement of his or her individual performance goals. In future filings, for each named executive officer, please describe the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

In response to the Staff’s comment, the Company will describe the elements of individual performance and contribution taken into account when determining annual performance for each named executive officer in future filings pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 25

10.	We note your disclosure in this section and on page 23 regarding the grant rate methodology used to award restricted stock and options. In future filings, please explain in more detail how you determined the actual amounts of restricted stock and options to award the CEO and the other named executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, on page 23, we note that the compensation committee considered the CEO’s recommendation and other relevant information when determining the amount of the equity grants to award to the named executive officers other than the CEO. In future filings, please discuss these other relevant factors that the compensation committee considered. We further note on page 23 that you designed the restricted stock and option awards to deliver a certain target value to the named executive officers if and when the company’s share price appreciates to a projected price based on the company’s execution of its strategic plan. In future filings, please disclose the target value for each named executive officer. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Securities and Exchange Commission

September 2, 2011

Response

The Compensation Committee’s methodology for determining equity awards is not static. As disclosed on pages 19, 23 and 26 of the Proxy Statement, the Company has described the evolution of its grant rate methodology from a focus on a targeted grant value to the overall grant rate of equity awards during a particular compensation cycle. As also disclosed in the Proxy Statement, this change in methodology was primarily driven by the weakness in the Company’s stock price and the significant number of equity awards that would result using the Company’s prior grant date value methodology during periods of weakness in the market price of the Company’s common stock. As explained in the Proxy Statement, the Compensation Committee decided on a grant rate of approximately 5% of common shares outstanding to establish the overall pool of equity (shares) to be granted in 2010. In determining the equity grants to the CEO and the other named executive officers, the Compensation Committee considers a number of factors. The “other relevant information” stated on page 23 as a basis for the Compensation Committee’s determination of awards to the named executive officers is intended to refer to the factors listed on page 22 under “Compensation of Other Named Executive Officers” which include the skills, relevant experience, recent performance and strategic fit of each officer within the Company, as well as market data regarding the compensation of comparable executives at comparable companies. After determining the CEO’s equity grants (divided equally between restricted stock and stock options as disclosed in the Proxy Statement), the Compensation Committee then determined the equity grants for the other named executive officers using the same factors listed above as well as the CEO’s recommendation. In future filings, the Company will clarify that these factors are considered by the Compensation Committee in determining equity grants to named executive officers, including the CEO.

As disclosed on page 23 of the Proxy Statement, the Compensation Committee designed the restricted stock and stock options to named executive officers to deliver a certain target value to the executive if and when the Company’s stock price appreciated “based on the Company’s execution of its strategic plan.” These projected share prices were based on the Company’s internal projections and the disclosure of these target share prices would effectively constitute a projection of the Company’s share price to outside investors. Accordingly, we believe the current disclosure adequately discloses the Compensation Committee’s methodology in determining the equity awards without compromising this sensitive information.

Securities and Exchange Commission

September 2, 2011

Certain Transactions, page 41

11.	In future filings, please include a statement of whether your related party policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Response

Under the heading “Certain Transactions” in the Proxy Statement, the Company has disclosed that “all related party transactions are reviewed and approved by the Audit Committee” as required by Nasdaq Listing Standards Rule 5605(c)(3) and the Company’s Audit Committee Charter. The Company further defines in this section what is included in the definition of a “related party transaction.” The Company does not have a separate written policy regarding related party transactions as the Company believes that the Nasdaq rule, when coupled with the requirement in the Company’s Audit Committee Charter, provides sufficient procedural protection so as to render a separate policy unnecessary. Accordingly, the Company believes that its disclosure of these policies and procedures is responsive to Item 404(b) of Regulation S-K, but in future filings, the Company will add a statement that it does not have a separate written policy regarding related party transactions.

*          *           *           *           *

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 2, 2011

We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3139.

Very truly yours,

/s/ David W. Ghegan

David W. Ghegan

cc:	Victor A. Allums
PRGX Global, Inc.

Robert B. Lee
PRGX Global, Inc.